September 8, 2014

Ms. Cecilia Blye,

Chief

Office of Global Security Risk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549

U.S.A.

Dear Ms. Blye:

We are writing regarding your recent letter dated August 28, 2014 with respect to our annual report on Form 20-F filed on June 30, 2014. We are in the process of compiling responses to the comments set forth in your letter and will submit the response letter as soon as practicable, which we expect will be by September 30, 2014. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Shoichi Aoki
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Accounting Group Kyocera Corporation

cc:	Mr. Pradip Bhaumik,

Special Counsel

Office of Global Security Risk

Division of Corporation Finance

Ms. Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Mr. Izumi Akai, Esq.

Ms. Junko Urabe, Esq.

Mr. Lucas Adams, Esq.

Sullivan & Cromwell LLP